

September 3, 2008

<u>**Via Facsimile (212) 492-0257 and U.S. Mail**</u>

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re: Cleveland-Cliffs Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.**
> **Filed August 28, 2008**
> **File No. 001-08944**
>
> **Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.**
> **Filed July 17, 2008, amended August 14, 2008**
> **File No. 005-36514**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**<u>Preliminary Proxy Statement</u>**

<u>Cover Page</u>

1.      We note your intention to solicit proxies for the purpose of adjourning the special

meeting to solicit additional proxies.  We also note that the special meeting is called as a result of a specific provision of Ohio law.  Please tell us, with a view toward revised disclosure, whether under Ohio law such an adjournment is permissible.  If the matter is unsettled under Ohio law, please state so and describe the process for determining whether such an adjournment would be permissible.

2.      Please revise your disclosure on page ii to explain why you believe the presumption described in the second paragraph therein is unlawful under Ohio law.

3.      Please fill in the blanks in your proxy statement.

Additional Information, page 16

4.      We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company's proxy statement for the special meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

Form of Proxy

5.      Please revise the form of proxy to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

**Schedule 13D**

6.      We note that the filing persons for this Schedule 13D attempt to disclaim beneficial ownership of shares based on their pecuniary interests as to specific shares.  Please note that beneficial ownership for purposes of Schedule 13D is defined in Rule 13d-3(a) and it refers to the ability to vote or dispose of securities.  Please confirm your understanding and that you will revise the disclosure in your future filings of Schedule 13D.

Closing Comments

Please amend the Schedule 14A promptly to comply with our comments.  In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information.  If you believe complying with these comments is not appropriate, tell us why in your letter.  The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number.  We may have comments after reviewing revised materials and your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company is in possession of all facts relating to a company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions